UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST

(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.

6410 Poplar Avenue; Suite 900

Memphis, TN 38119

(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Longleaf Partners Funds

Disclosures

Before investing, view longleafpartners.com to carefully read the Prospectus or Summary Prospectus and consider the Funds’ investment objectives, risks, charges, and expenses.

Fund Ownership includes the following risks—stock market, investment selection, corporate ownership, non-diversification, non-US investment, small cap (particularly for the Small-Cap Fund), focused geography, and derivatives—discussed in the Prospectus. Portfolio holdings discussed are subject to change.

Funds distributed by Rafferty Capital Markets, LLC.

Our Competitive Advantages

Southeastern’s five distinct, sustainable advantages are:

Proven Investment

Thirty-seven years of successful results across multiple equity universes using the same

Discipline

in-depth, rigorous, research discipline to assess business value, quality, and management competence

Long-Term

Long-term stability to look beyond short-term market pressures and invest based on

Investment Horizon

intrinsic business values because of being employee-owned with like-minded clients

Corporate

Superior insight and access provided by our extensive contacts, partnership record, and

Management Insight

global presence

and Access

Cohesive Investment

Consistent leadership and philosophy for over three decades guiding a single, global,

Team

multigenerational team

Aligned Partnership

Alignment of interests through our investment ownership requirement, our firm’s

Approach

independence, and our selection of stocks with vested management

For institutional investors only

Firm Overview

Our thirty-seven year owner-operator model

Year Founded

1975

Locations

Memphis, TN (Headquarters) ? London

? Singapore ? Sydney ? Tokyo

Employees

67 total

Ownership

Independent ? 100% employee owned ?

18 principals

Assets Under Management at 9/30/12

Total AUM = $32.7 billion

5%

11%

53%

31%

Mandate

Assets

Separate

Longleaf

Accounts

Funds

US large cap

$

17.2

B

$

9.1

B

$

8.1

B

Global

$

10.2

B

$

9.9

B

$

0.3

B

US small cap (closed)

$

3.5

B

NA

B

$

3.5

B

Non-US

$

1.8

B

$

0.3

B

$

1.5

B

Total

$

32.7

B

$ 19.3

B

$

13.4

B

% Firm AUM

59%

41%

Our Clients, Our Partners

Long-term relationships with like-minded, diverse clients around the world

Relationships by Tenure

Total Separate Account Relationships = 143

Years

>20

27

10-20

48

5-10

46

0-5

29

0

10

20

30

40

50

60

Number of Relationships

Types of Clients

Total Assets Under Management = $32.7 billion

41% Longleaf Funds 28% Private Pension

9% Foundation/Endowment 8% Public Pension/Taft Hartley 5% Subadvisory 5% Sovereign Wealth 4% Other

Geographic Distribution

Total Separate Accounts = $19.3 billion

57% United States 24% Europe 11% Asia/Australia

8% Canada

Data at 9/30/12

See tab for Southeastern’s client list

Our Global Investment Team

Consistent leadership, deep cumulative knowledge, and a wide network of research contacts

Research

Client Portfolio Management

Experience

Tenure

Location

Mason Hawkins, CFA (CEO)

40

37

Memphis

Staley Cates, CFA (CIO)

27

26

Memphis

Jim Thompson, CFA

24

14

Memphis

Ken Siazon

18

6

Singapore

Scott Cobb

17

6

London

Lowry Howell, CFA

17

6

Memphis

Jason Dunn, CFA

15

15

Memphis

Josh Shores, CFA

10

5

London

Ross Glotzbach, CFA

9

8

Memphis

Manish Sharma, CFA

5

3

Singapore

Brandon Arrindell

4

3

Memphis

Experience Tenure

Location

Fraser Marcus

36

3

Memphis/London

Doug Burton

24

1

Sydney

Lee Harper

19

19

Memphis

Peter Montgomery

15

2

Memphis

Gary Wilson, CFA

14

10

Memphis

Gwin Myerberg

8

4

London

John Owen

6

2

Memphis

Trading

Experience Tenure

Location

Deborah Craddock, CFA

26

25

Memphis

Jeff Engelberg, CFA

13

5

Memphis

Michael Johnson

13

2

Singapore

Doug Schrank

12

3

Memphis

Ken Anthony

7

7

Memphis

Risk Management

Experience

Tenure

Location

Jim Barton, CFA

21

14

Memphis

See tab for biographies

Our Investment Beliefs

Fundamental disciplines over our three decades of investing

? Our in-depth, conservative business appraisals underpin all decisions.

? Long-term horizon provides us with “time horizon arbitrage” opportunities.

? Volatility offers us opportunity.

? Margin of safety determines our entry and exit limits.

? “Cheap” is not enough – we want sustainable competitive advantages and value growth.

? Our corporate management partners greatly impact our outcome.

? Concentrated portfolios in our 18-22 best investments adequately diversify, reduce risk, and improve return.

? Build bottom-up, benchmark-agnostic portfolios to own the highest quality, most discounted businesses.

Selection Criteria: We Buy Businesses, Not Stocks

Qualitative and quantitative requirements

Good Business

? Understandable ? Financially sound

? Competitively entrenched

? Generates free cash flow which will grow

Good People

? Honorable and trustworthy ? Skilled operators ? Capable capital allocators ? Shareholder-oriented ? Properly incented

Good Price

*P/V=60% or less where intrinsic value is determined by: ? Present value of free cash flow in each business segment? Net asset value ? Comparable business sales

Good Good Business People

Good

Price

*P/V is price of stock divided by our appraisal of company

Our Sell Criteria

Long-term investment horizon, multi-year holding periods, low turnover. We sell when:

1) Price approaches current appraisal

2) Can substantially improve risk/return profile

Sell high P/V to fund substantially lower P/V; swap low P/V for low P/V with significantly higher quality

3) Business’ earnings power is permanently impaired

Reduce risk of “value trap” where intrinsic value is flat or declining

4) Management proves incapable of building value and replacing leadership is not feasible

Low chance of success in becoming active and using our size to effect change

We Buy with a Large Margin of Safety

Margin of safety between price and conservative appraisal value

Discount Scenarios

P/V at 5 Year Purchase CAGR

50% 29%

60 24

70 20

80 17

90 14 100 12

In this illustration, which does not reflect performance of any particular security, an investment purchased at $20 and sold at $70 in five years creates a 29% CAGR. This assumes that 12% comes from the business’ value growth, and 17% comes from the stock moving from half of value at the outset to full value in five years. Actual investment performance and returns are not guaranteed.

Our Investment Process: Disciplined and Repeatable

Thirty-seven years of in-depth research and rigorous decision process

Analysts Search for Investments (avg. 300-400/year)

- Look anywhere in universe of 3000+ stocks
- Investigate multiple sources including various screens
- Identify misunderstood, underfollowed, temporarily challenged, intensely disliked companies
- Regularly update wish list of 600 companies

Result :

- Name qualifies for team consideration, or
- Analyst continues to monitor

Team Scrutinizes Case (avg. 100/year)

- Review comprehensive analyst report
- Appoint Devil's Advocate (DA)
- Challenge investment thesis using team's cumulative experience
- Gain insight from our extensive network of industry competitors, clients, and others
- Visit management

Result:

- Final appraisal and fully vetted case (diligence akin to private equity)

Team Approves New Holding (avg. 10-12/year)

- Require team agreement based on merits of case
- Target 5% position in applicable mandate(s)
- Determine cash source if necessary

Result:

- Trading instructions

Analyst Monitors Investment

- Update appraisal and thesis based on events and quarterly results
- Ongoing DA work
- Re-assign coverage if significant price or appraisal decline

Result:

- Regular report; post-mortem after sale

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

10

Our Risk Management

We view risk as the possibility of permanent capital loss.

Security Selection

Portfolio Construction

Ongoing Monitoring

Mitigate risk primarily via security selection criteria

Size positions at 5% (18-22 names)

Limit industries to 15%

Own < 15% of a company

Hold cash when securities don’t qualify

Add/trim to improve P/V and quality

Analyze company specific risks

Test for macro exposures and other stress points

Impose position size ranges by name

Assess dispersion by mandate

Review individual portfolios’ holdings

Southeastern Summary

As a research-driven investment firm, we are:

Business Owners

Through public markets, own a limited number of companies with durable competitive strengths

Long-Term

Use short-term price fluctuations to acquire businesses with a margin of safety for

Investors

principal protection and superior long-term absolute returns

Disciplined Analysts

Buy competitively entrenched, well-managed companies trading at deep discounts to conservative appraisals of intrinsic value (low “price-to-value” or “P/V”)

An Experienced,

Guided by over three decades of consistent leadership, 11 analysts on three continents

Global Team

collaborate on all investment decisions

Partners with

Southeastern’s employees and related entities are the largest owners of the Longleaf

Our Clients

Partners Funds. Employees must use funds advised by Southeastern to own public equities unless granted an exception

Outlook: Partners Fund Holdings Summary at 9/30/12

Holdings

% of Net Assets

Chesapeake Energy (common & preferred)

7.6%

Loews

7.0

AON

6.2

DIRECTV

6.0

Philips Electronics

5.9

Vulcan Materials

5.9

FedEx

5.1

CEMEX (bonds, swaps)

5.0

Dell (common stock, options)

5.0

Bank of New York Mellon

4.8

Travelers Companies

4.8

CONSOL Energy

4.7

Level 3 Communications

4.3

Walt Disney

4.2

Abbott Labs

4.2

Liberty Interactive

3.8

Franklin Resources

3.2

Berkshire Hathaway – class B

3.2

InterContinental Hotels

1.5

Mondelez International (when issued)

1.4

Republic Services (options)

0.2

Cash & other assets and liabilities

6.0

Total

100.0%

Portfolio Details

Inception

4/8/87

Net Assets

$8.1 billion

Dividend Yield

1.3%

Weighted Average Market Cap

$33.9 billion

YTD Expense Ratio

0.91%

Turnover (5 Year Average)

28%

Sector Weights v. Benchmark (stocks and bonds)

35%

30%

LLPF

S&P 500

25%

20%

15%

10%

5%

0%

Care

Consumer Discretion Consumer Staples

Energy

Financials

Health

Industrials

Info Technology

Materials

Telecom

Utilities

Partners Fund Performance

Portfolio Returns at 9/30/12 – Net of Fees



Total Returns
Average Annual Returns
LLPF
S&P 500
5.61% 6.35%
13.02% 16.44%
24.92% 30.20%
10.71% 13.20%
-2.12% 1.05%
6.59% 8.01%
6.21% 4.70%
10.55% 8.50%
10.61% 8.61%
10.78% 8.91%
3Q
YTD
1 Year
3 Year
5 Year
10 Year
15 Year
20 Year
25 Year
Since Inception 4/8/87

Cumulative Return

	3Q	YTD	1 Year	3 Year	5 Year	10 Year	15 Year	20 Year	25 Year	Since Inception 4/8/87
LLPF	**5.61 %**	**13.02 %**	**24.92 %**	**35.69 %**	**-10.18 %**	**89.25 %**	**146.84 %**	**643.71 %**	**1,144.20 %**	**1,259.03 %**
S&P 500	6.35	16.44	30.20	45.07	5.37	116.15	99.11	411.55	688.27	782.45

Because S&P 500 was available only at month-end in 1987, we used the value at 3/31/87 to calculate S&P 500 performance since inception. Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

14

Performance Summary: Partners Fund Rolling 5 Year Relative Returns

We have faced previous weak relative periods but outperformed over most full cycles.

Difference between LLPF and S&P 500 Index for rolling 5 year periods 4/8/87 – 9/30/12

-

-

15

10

5 -

0

5

10

15 20

.

.

.

.

.

.

. .

0%

0%

0%

0%

0%

0%

0% 0%

Sep-92

Sep-93

Sep-94

S&P LLPF

500

Sep-95

Index

Sep-96

Outperforms

Sep-97

Sep-98

Outperforms

Sep-99

Sep-00

Sep-01

Sep-02

Sep-03

Sep-04

Sep-05

Sep-06

Sep-07

Sep-08

Sep-09

Sep-10

Sep-11

Sep-12

Average annual total returns for the Fund and its benchmark for the one, five, ten year and since 4/8/87 inception periods ended September 30, 2012 are as follows: Partners Fund: 24.92%, -2.12%, 6.59%, and 10.78%; S&P 500: 30.20%, 1.05%, 8.01%, and 8.91%. Because S&P 500 was available only at month-end in 1987, we used the value at 3/31/87 to calculate S&P 500 performance since inception.

Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.

Partners Fund Yearly Performance

Calendar Year Performance Net of Fees at 9/30/12

Year	Net	S&P 500	Year	Net	S&P 500
1987*	-12.96%	-13.27%	2001	10.34%	-11.89%
1988	35.19%	16.61%	2002	-8.34%	-22.10%
1989	23.26%	31.69%	2003	34.80%	28.68%
1990	-16.35%	-3.10%	2004	7.14%	10.88%
1991	39.19%	30.47%	2005	3.62%	4.91%
1992	20.47%	7.62%	2006	21.63%	15.79%
1993	22.20%	10.08%	2007	-0.44%	5.49%
1994	8.96%	1.32%	2008	-50.60%	-37.00%
1995	27.50%	37.58%	2009	53.60%	26.46%
1996	21.02%	22.96%	2010	17.89%	15.06%
1997	28.25%	33.36%	2011	-2.85%	2.11%
1998	14.28%	28.58%	YTD	13.02%	16.44%
1999	2.18%	21.04%			
2000	20.60%	-9.10%			

*Partial year, initial public offering 4/8/87

Average annual total returns for the Fund and its benchmark for the one, five, ten year and since inception period ended September 30, 2012 are as follows: Partners Fund: 24.92%, -2.12%, 6.59%, and 10.78%; S&P 500: 30.20%, 1.05%, 8.01%, and 8.91%. Because S&P 500 was available only at month-end in 1987, we used the value at 3/31/87 to calculate S&P 500 performance since inception. Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

16

Outlook: Small-Cap Fund Holdings Summary at 9/30/12

Closed to new investors

Holdings

% of Net

Texas Industries

8.8%

Service Corporation

6.1

Madison Square Garden

6.0

Vail Resorts

5.5

Lamar Advertising

5.0

DineEquity

4.8

Martin Marietta Materials

4.7

The Washington Post

4.5

Fairfax Financial

4.5

Saks

4.2

Level 3

4.2

tw telecom

4.1

Everest Re

4.1

Scripps Networks

4.0

The Wendy’s Company

3.6

Willis Group

3.6

Quicksilver Resources (common & bonds)

3.3

Leucadia National

3.2

Potlatch

3.0

Tribune Company (bonds)

1.9

Cash & other assets and liabilities

10.9

TOTAL

100.0%

Portfolio Details

Inception

2/21/89

Net Assets

$3.5 billion

Dividend Yield

1.1%

Weighted Average Market Cap

$3.5 billion

YTD Expense Ratio

0.92%

Turnover (5 year average)

22%

Sector Weights v. Benchmark

60%

LLSC

50%

Russell 2000

40%

30%

20%

10%

0%

Care

Consumer Discretion Consumer Staples

Energy

Financials

Health

Industrials

Info Technology

Materials

Telecom

Utilities

Small-Cap Fund Performance

Closed to new investors

Portfolio Returns at 9/30/12 – Net of Fees

Total Returns

Average Annual Returns

31.91%

29.61%

LLSC

Russell 2000

18.79%

16.68%

14.23%

12.99%

12.64%

11.93%

10.17% 9.50%

9.09% 10.65%

8.92%

4.97% 5.25%

5.52%

2.41% 2.21%

3Q

YTD

1 Year

3 Year

5 Year

10 Year

15 Year

20 Year

Since

Inception

2/21/89

Cumulative Return

LLSC

4.97%

18.79%

29.61%

58.84%

12.62%

208.68%

290.21%

981.69%

989.79%

Russell 2000

5.25

14.23

31.91

44.24

11.57

163.47

124.02

469.34

652.23

Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.

Performance Summary: Small-Cap Fund Rolling 5 Year Relative Returns

Closed to new investors

We have faced previous weak relative periods but outperformed over most full cycles.

Difference between LLSC and Russell 2000 Index for rolling 5 year periods 02/21/89 – 9/30/12

-

15

10

5 -

0

5

10

15

.

.

.

.

.

.

.

0%

0%

0%

0%

0%

0%

0%

Sep-94

Sep-95

Sep-96

Russell

LLSC

Sep-97

2000

Sep-98

Index

Outperforms

Sep-99

Sep-00

Outperforms

Sep-01

Sep-02

Sep-03

Sep-04

Sep-05

Sep-06

Sep-07

Sep-08

Sep-09

Sep-10

Sep-11

Sep-12

*From public offering at 2/21/89 through 3/31/91, Fund was managed by a different portfolio manager. Average annual total returns for the Fund and its benchmark for the one, five, ten year, and since inception period ended September 30, 2012 are as follows: Small-Cap Fund: 29.61%, 2.41%, 11.93%, and 10.65%; Russell 2000: 31.91%, 2.21%, 10.17% and 8.92%. Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.

Small-Cap Fund Yearly Performance

Closed to new investors

Calendar Year Performance Net of Fees at 9/30/12

Year	Net	Russell 2000
1989*	21.51%	9.06%
1990*	-30.05%	-19.48%
1991*	26.31%	46.04%
1992	6.87%	18.41%
1993	19.83%	18.88%
1994	3.64%	-1.82%
1995	18.61%	28.45%
1996	30.64%	16.49%
1997	29.04%	22.36%
1998	12.71%	-2.55%
1999	4.05%	21.26%
2000	12.80%	-3.02%
2001	5.45%	2.49%
2002	-3.74%	-20.48%
2003	43.85%	47.25%
2004	14.78%	18.33%

Year	Net	Russell 2000
2005	10.75%	4.55%
2006	22.33%	18.37%
2007	2.80%	-1.57%
2008	-43.90%	-33.79%
2009	49.31%	27.17%
2010	22.32%	26.85%
2011	1.79%	-4.18%
YTD	18.79%	14.23%

**Partial year, initial public offering 2/21/89*
**From public offering through 3/31/91, Fund was managed by a different portfolio manager.*
***Average annual total returns for the Fund and its benchmark for the one, five, ten year, and since inception period ended September 30, 2012 are as follows: Small-Cap Fund: 29.61%, 2.41%, 11.93%, and 10.65%; Russell 2000: 31.91%, 2.21%, 10.17% and 8.92%.** Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

20

Outlook: International Fund Holdings Summary at 9/30/12

Holdings

% of Net Assets

Manabi

7.8%

Cemex (bonds)

7.3

Cheung Kong

7.3

Ferrovial

7.2

Lafarge

6.8

Philips Electronics

6.3

ACS

6.3

C&C Group

4.9

Willis Group Holdings

4.7

Fairfax Financial Holdings

4.6

Melco International

4.3

Nitori Holdings

4.2

Hochtief

3.9

Ingersoll-Rand

3.0

Genting Berhad

2.9

Henderson Land (swap)

2.7

Accor

2.4

Vodafone

2.3

HRT

1.2

Dell (options)

-2.3

Cash & other assets and liabilities

12.2

Total

100.0%

Portfolio Details

Inception

10/26/98

Net Assets

$1.5 billion

Dividend Yield

3.5%

Weighted Average Market Cap

$15.6 billion

YTD Expense Ratio

1.28%

Turnover (5 year average)

35%

Country Weights (stocks and bonds)

Ireland

15.4%

Spain

14.5%

Hong Kong

13.3%

France

10.5%

Brazil

10.2%

Mexico

8.4%

Netherlands

7.2%

Canada

5.2%

Japan

4.8%

Germany

4.5%

Malaysia

3.3%

UK

2.7%

Sector Weights v. Benchmark

40%

Portfolio

MSCI EAFE

30%

20%

10%

0%

Consumer Discretion Consumer Staples

Energy

Financials

Health Care

Industrials

Technology

Materials

Telecom

Utilities

International Fund Performance

Portfolio Returns at 9/30/12 – Net of Fees

Total Returns

Average Annualized Total Returns

13.75%

11.93%

12.55%

10.72%

LLIN

10.08%

6.92%

8.20%

7.74%

6.62%

MSCI EAFE

3.55%

2.12%

0.97%

-5.58% -5.24%

3Q

YTD

1 Year

3 Year

5 Year

10 Year

Since

Inception

Cumulative

Return

10/26/98

LLIN

10.72%

11.93%

12.55%

2.94%

-24.97%

89.88%

182.42%

MSCI EAFE

6.92

10.08

13.75

6.48

-23.60

119.97

62.48

Because capital gains EAFE and was dividends available but only not at the month deduction -end in of 1998, taxes we an used investor the would value pay at 10/31/98 on distributions to calculate or share EAFE redemptions performance . Past since performance inception. Returns does not reflect guarantee reinvested future results may be . Fund higher prices or lower fluctuate than the and, past when performance redeemed, quoted shares . may be worth more or less than original cost. Visit longleafpartners.com for current performance, which

Performance Summary: International Fund Rolling 5 Year Relative Returns

-

10

5 -

0

5

10

15

20

.

.

.

.

.

.

.

0%

0%

0%

0%

0%

0%

0%

Difference

Dec-03

Mar-04

Jun-04

between

Sep-04

Dec-04

LLIN

Mar-05

Jun-05

and

Sep-05

Dec-05

MSCI

Mar-06

Jun-06

Sep-06

EAFE

Dec-06

Mar-07

Index

Jun-07

for

Sep-07

Dec-07

Mar-08

rolling

Jun-08

5

Sep-08

year

Dec-08

Mar-09

Jun-09

periods

Sep-09

Dec-09

Mar-10

MSCI

LLIN

Jun-10

10/26/98

Sep-10

EAFE

—

Dec-10

Mar-11

Outperforms

Jun-11

Index

9/30/12

Sep-11

Dec-11

Mar-12

Outperforms

Jun-12

Sep-12

Average annual total returns for the Fund and its benchmark for the one, five, ten year and since 10/26/98 inception periods ended September 30, 2012 are as follows: International Fund: 12.55, -5.58%, 6.62%, and 7.74%; EAFE: 13.75%, -5.24%, 8.20%, and 3.55%. Because EAFE was available only at month-end in 1998, we used the value at 10/31/98 to calculate EAFE performance since inception. Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.

International Fund Yearly Performance

Calendar Year Performance Net of Fees at 9/30/12

Year

Net

MSCI EAFE

1998*

9.02%

9.27%

1999

24.37%

26.96%

2000

25.93%

-14.17%

2001

10.47%

-21.44%

2002

-16.51%

-15.94%

2003

41.52%

38.59%

2004

10.21%

20.25%

2005

12.88%

13.54%

2006

17.07%

26.34%

2007

15.29%

11.17%

2008

-39.60%

-43.48%

2009

23.17%

31.78%

2010

13.69%

7.75%

2011

-20.29%

-12.14%

YTD

11.93%

10.08%

*Partial year, initial public offering 10/26/98

Average annual total returns for the Fund and its benchmark for the one, five, ten year and since inception period ended September 30, 2012 are as follows: International Fund: 12.55, -5.58%, 6.62%, and 7.74%; EAFE: 13.75%, -5.24%, 8.20%, and 3.55%. Because EAFE was available only at month-end in 1998, we used the value at 10/31/98 to calculate EAFE performance since inception. Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.

Contact Information

US Address

Southeastern Asset Management, Inc.

6410 Poplar Avenue, Suite 900

Memphis, TN 38119

(901) 761-2474

Contact

John Owen ? jowen@SEasset.com

Web Address

southeasternasset.com

Biographies

Research

O. Mason Hawkins, CFA

Chairman ? Chief Executive Officer

A founder of Southeastern Asset Management in 1975, Mr. Hawkins leads the company as Chairman and CEO with 40 years of investment experience. Prior to the company’s founding, he served as Director of Research for both Atlantic National Bank in Jacksonville, FL and First Tennessee Investment Management in Memphis. Mr. Hawkins graduated with a bachelor’s degree in Finance from the University of Florida and received his master’s in Business Administration in Finance from the University of Georgia.

G. Staley Cates, CFA

President ? Chief Investment Officer

With 27 years of investment experience, Mr. Cates serves as President and Chief Investment Officer of Southeastern. Prior to joining the company in 1986, he worked as a research associate at Morgan, Keegan & Co. in Memphis. Mr. Cates graduated from the University of Texas with a bachelor’s degree in Business Administration.

James E. Thompson, Jr., CFA

Senior Analyst ? Principal

A Senior Analyst and Principal with Southeastern, Mr. Thompson carries a range of experience over his 24 year investment career. He rejoined Southeastern in 2010 after previously holding the position of Vice President from 1996-2007, when he opened our London office. He formerly served as the Senior Vice President and Team Leader at Mackenzie Cundill in Vancouver, Vice President of Salem Investment Counselors in Winston-Salem, NC, and Senior Analyst at Wachovia Bank and Trust Co., also in Winston-Salem. Mr. Thompson received a bachelor’s degree in Business

Administration from the University of North Carolina and a master’s in Business Administration from the University of Virginia.

Ken Ichikawa Siazon

Senior Analyst ? Principal

A Southeastern employee since 2006, Mr. Siazon holds the position of Senior Analyst and Principal and heads our Asian research based in

Singapore. Before joining the company, he worked with Lehman Brothers in Singapore, Tokyo, and Hong Kong, JP Morgan in Hong Kong and New

York, Ford Motor Company in Tokyo, and Fuji Bank in Tokyo. Mr. Siazon received his bachelor’s degree in Systems Engineering from the University of Virginia and holds a master’s in Business Administration from Harvard Business School.

Biographies

Research (continued)

T. Scott Cobb

Senior Analyst ? Principal

Mr. Cobb serves as a Senior Analyst and Principal for Southeastern and heads our European research in London. He has 17 years of investment experience, joining Southeastern in 2006 after holding positions at Smith, Salley & Associates in Greensboro, NC, with a private investor in Chapel

Hill, and at CST Investments, LLC in Memphis. Mr. Cobb graduated with a bachelor’s in History from University of Memphis and a master’s in

Theological Studies from Covenant Theological Seminary.

Lowry H. Howell, CFA

Senior Analyst ? Principal

A Senior Analyst and Principal at Southeastern, Mr. Howell’s investment experience spans 17 years. Prior to joining the company, he served as

Security Analyst and Principal at Flippin, Bruce & Porter in Lynchburg, VA, as well as Equity Analyst and Associate Vice President at Southern Capital

Advisors in Memphis. Mr. Howell holds both a bachelor’s in Finance and master’s in Accounting from Rhodes College.

Jason E. Dunn, CFA

Senior Analyst ? Principal

Mr . Dunn currently serves as a Senior Analyst and Principal at Southeastern. He joined the company in 1997. Mr. Dunn graduated with a bachelor’s in Business and Economics from Rhodes College.

Josh Shores, CFA

Senior Analyst ? Principal

Based in London, Mr. Shores is a Senior Analyst and Principal at Southeastern. He joined Southeastern in 2007 after working at Smith, Salley & Associates in Greensboro, NC and Franklin Street Partners in Chapel Hill, NC. A University of North Carolina graduate, Mr. Shores holds a bachelor’s degree in Philosophy and Religious Studies.

Biographies

Research (continued)



Ross Glotzbach, CFA
Senior Analyst · Principal

Mr. Glotzbach holds the position of Senior Analyst and Principal and has been with Southeastern since 2004. He came to the company from Stephens Inc. in Little Rock, AR where he was a Corporate Finance Analyst. Mr. Glotzbach graduated from Princeton University with a bachelor's in Economics.



Manish Sharma, CFA
Analyst

Joining Southeastern in 2010 as an analyst, Mr. Sharma contributes a range of experience. In addition to being the Senior Manager at American Express in New York and Senior Analyst at Capital One Finance in Boise, ID, he carried out Equity Research internships at the State Bank of India in Mumbai, at Weitz Funds in Omaha, NE and at MFS Investment Management in London. Mr. Sharma holds a degree in Mechanical Engineering from Indian Institute of Technology, a master's in Mechanical Engineering from Michigan State University, and a master's in Business Administration from University of Chicago.



Brandon Arrindell
Analyst

Mr. Arrindell has served as an analyst with Southeastern since 2010. Prior to joining the company, he worked as an Investment Banking Analyst for Morgan Stanley in New York. Mr. Arrindell received a bachelor's degree in Economics from Harvard College.

Portfolio Risk Management



Jim Barton, Jr., CFA
Head of Portfolio Risk Management · Principal

A Southeastern employee since 1998, Mr. Barton is currently a Principal and the Head of Portfolio Risk Management, after roles as a Client Portfolio Manager and Trader. Prior to Southeastern, he served as a Proprietary Futures/Options Trader at Louis Dreyfus Corporation in Memphis. Additionally, Mr. Barton played professional basketball for BG-07, Ludwigsburg, Germany during the 1990-1991 seasons. Mr. Barton holds a bachelor's in History from Dartmouth College.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

28

Biographies

Client Portfolio Management

Fraser E. Marcus

Head of Global Business Development

As the Head of Global Business Development at Southeastern since 2010, Mr. Marcus brings 36 years of investment experience to both our London and Memphis offices. Before joining Southeastern, he held the title of Head Strategic Advisory Europe and Middle East for Lehman Asset Management, was a Managing Partner for Dartmouth Capital Partners LLP, served as Managing Director and Co-Head of Investment Banking at ING Barings, and was Managing Partner of The Chief Executive Partnerships, all in London. Working out of both London and New York, Mr. Marcus also previously held the roles of Managing Director of Investment Banking at Salomon Brothers and Vice President of Manufacturers Hanover Limited. He graduated from Dartmouth College with a bachelor’s in English and Mathematics.

Doug Burton, CFA

Head of Australia/New Zealand

Based in Sydney, Mr. Burton has served as Southeastern’s Head of Australia/New Zealand since 2011. He previously held positions as the Global

Head of Client Service and CEO Americas for AXA Rosenberg in Orinda, CA, Managing Director for Australia/New Zealand for AXA Rosenberg in Sydney, and Client Portfolio Manager and Head of Client Service at AXA Rosenberg in Orinda. Additionally, Mr. Burton worked for Deseret Mutual

Benefit Administrators in Salt Lake City, UT as a Portfolio Manager. His education includes a bachelor’s in Economics and a master’s in Finance, both from Brigham Young University, and a master’s in Economics from University of Utah.

Lee B. Harper

Head of Client Portfolio Management ? Principal

With Southeastern since 1993, Ms. Harper is a Principal and currently serves as the Head of Client Portfolio Management. She came to Southeastern from her role as a consultant at IBM Memphis, in addition to previously working as a Business Analyst at McKinsey & Company in Atlanta, GA. Ms.

Harper graduated from the University of Virginia with a bachelor’s degree in History and Communications and holds a master’s in Business

Administration from Harvard Business School.

Peter T. Montgomery

Mutual Fund Institutional Client Manager

Mr. Montgomery joined Southeastern in 2010 as Mutual Fund Institutional Client Manager. His 15 year investment career includes roles as Senior Relationship Manager at Private Capital Management in Naples, FL and Relationship Manager at Trusco Capital Management in Atlanta, GA. Mr.

Montgomery received a bachelor’s in Economics from Western Carolina University and a master’s in Finance from Georgia State University.

Biographies

Client Portfolio Management (continued)



Gary M. Wilson, CFA
Client Portfolio Manager · Principal

Currently a Client Portfolio Manager and Principal, Mr. Wilson has been with Southeastern since 2002. Prior, he held positions with Citigroup in Tokyo as an Associate and at Baystate Financial Services in Boston as an Analyst. Mr. Wilson graduated with a bachelor's degree in History from Colgate University and a master's in International Economics from Johns Hopkins School of Advanced International Studies.



Gwin Myerberg
Client Portfolio Manager

A Southeastern employee since 2008, Ms. Myerberg is a Client Portfolio Manager based in our London office. Before joining the company, she worked as a Consultant for Deloitte and Touche in New York, NY and in Investor Relations at both Thales Fund Management in New York and Twinfields Capital Management in Greenwich, CT. Ms. Myerberg holds a bachelor's degree in Finance and Marketing from the McIntire School of Commerce at the University of Virginia.



John R. Owen, Jr.
Client Portfolio Management Associate

Mr. Owen joined Southeastern in 2010 as Client Portfolio Management Associate. His career background includes positions as Account Manager at DeMarche Associates, Inc. in Kansas City, MO, Manager at Georgia-Carolina Manufacturing Co. in Augusta, GA, and Analyst at Willamette Management Associates in Atlanta, GA. Mr. Owen received his bachelor's degree in Management from Georgia Institute of Technology.

Trading



Deborah L. Craddock, CFA
Head of Trading · Principal

As Head of Trading and a Principal, Ms. Craddock contributes 26 years of experience to Southeastern. Before joining the company in 1987, she worked as a Sales Assistant at Robison-Humphrey Co., Inc. in Memphis. Ms. Craddock's educational background includes a bachelor's in Economics from Rhodes College.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds
30

Biographies

Trading (continued)



Jeffrey D. Engelberg, CFA
Senior Trader · Principal

Serving Southeastern as a Senior Trader and Principal, Mr. Engelberg has been with the company since 2007. His 13 year career includes positions as Senior Trader at Fir Tree Partners, Convertible Bond Trader at KBC Financial Products, and Listed Equity Trader at Morgan Stanley, all in New York. Mr. Engelberg holds a bachelor's in Economics and a master's in Business Administration, both from the Wharton School at University of Pennsylvania.



Michael A. Johnson
Senior Trader

Mr. Johnson joined Southeastern in 2011 as a Senior Trader and is based in our Singapore office. Prior to joining the company, he held the position of Senior Trader at Artio Global Investors (formerly Julius Baer Investment Management) and was Vice President of Trading at Lazard Asset Management, both in New York, NY. Mr. Johnson's educational background includes a bachelor's in Economics and International Relations from Connecticut College and a master's from Stern School of Business at New York University.



W. Douglas Schrank
Senior Trader

Mr. Schrank currently serves as a Senior Trader at Southeastern. Prior to joining the company in 2009, he worked as a Senior Trader at Para Advisors in New York and as a sell-side and buy-side Trader at Goldman Sachs in New York. Mr. Schrank received a bachelor's in Political Science from Colgate University.



Ken Anthony
Trading Associate

Mr. Anthony holds the position of Trading Associate and has been with Southeastern since 2005. His background includes a position as an Audit Associate at KPMG in Memphis. Mr. Anthony received both his bachelor's and master's in Accounting from the University of Mississippi.

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

31

Representative Separate Account Client List

Private Pensions (77)

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
General Mills
Kellogg Company
Lloyds TSB
LonzaAmerica
Massey Ferguson
Merchant Navy Officers
Metal Box
National Grid USA
Nestle
Northern Foods
Northrop Grumman
Ormet
Pactiv
Parker Hannifan
Rollins
Yorkshire & Clydesdale

Foundations / Endowments (51)

Allegheny College
American Legacy Foundation
American Psychological Association
Carnegie Institution of Washington
Church Pension Fund
Claremont McKenna
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
The Kellogg Company Trust
Loyola University
Muriel Kauffman Foundation
Temple University
University of CO
University of NE
University of Pittsburgh
University of Rochester
Wellesley College
Yawkey Foundation

Advisory & Subadvisory (17)

Citadel
Litman Gregory Masters' Select Equity Fund
Litman Gregory Masters' Select Value Fund
Longleaf Partners Funds (4)
Vantagepoint Equity Income Fund
Vantagepoint Aggressive Opportunities Fund

Healthcare Institutions (10)

Dana-Farber Cancer Institute

Public Pensions & Taft Hartley (11)

Sovereign Wealth Funds (2)

Other (24)

At 9/30/12 Southeastern managed 192 accounts across 143 relationships. Clients on the list consist of separate institutional equity accounts representative of each category at 9/30/12. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services provided.

Southeastern Asset Management, Inc.®
Advisor to Longleaf Partners Funds
32

Appendix

Performance Su

mmary: A One Stock Story

Apple accounted for almost all of the S&P 500’s 5.37% cumulative 5 year return.

S&P 500 Index Return Contribution at 9/30/12

Contribution as a Percentage of the 5 Year Cumulative Return

100%

91%

[Graphic Appears Here]

All of the remaining companies’ contribution to return

Apple’s contribution to return

Source: Factset

For Institutional Investors 34

Performance Summary: Value Underperformed Growth

A strong bias for growth stocks over the last 5 years in the U.S. has been a headwind for value managers.

Growth vs. Value – 5 Years ended 9/30/12

S&P 500 Index Russell 1000 Index

5 Year Cumulative Returns 5 Year Cumulative Returns

19.1%

17.3%

S&P 500 Russell 1000 Growth Index Growth Index S&P 500 Value Index Russell 1000 Value Index

-4.4%

-7.6%

For Institutional Investors 35

Performance Summary: Growth/Value Cycles

Value investing has delivered superior long-term returns in spite of underperforming cycles.

Growth vs. Value – Rolling Annualized 5 Year Relative Returns

For Institutional Investors 36

Performance Summary: Value Underperformed

A strong bias for growth stocks over the last 5 years in the U.S. and the last 3 outside of the U.S. has been a headwind for value managers.

Growth vs. Value – 5 & 3 Years ended 9/30/12

Russell 1000 Index MSCI EAFE Index

5 Year Cumulative Returns 3 Year Cumulative Returns

17.3%

Russell 1000 Growth Index

Russell 1000 Value Index

MSCI EAFE Growth Index MSCI EAFE Value Index

14.7%

-4.4%

1.4%

Source: Factset

For Institutional Investors 37

Performance summary: Growth/Value Cycles

Value investing has delivered superior lonmg-term returns in psite of underperforming cycles.

Growht vs. value – Rolling Annualized 5 Year Relative Returns

Source: Factset

For Institutional Investors 38

Performance Summary: Value Underperformed Growth

A strong bias for growth stocks over the last 5 years in the U.S. and the last 3 years outside of the U.S. has been a headwind for value managers.

Growth vs. Value – 3 & 5 Years ended 9/30/12

MSCI World MSCI World

3 Year Cumulative Returns 5 Year Cumulative Returns

32.6% MSCI World

Growth Index

-1.2%

MSCI World

Value Index

20.0% MSCI World

Growth Index

MSCI World

Value Index

-14.1%

Source: Factset

For Institutional Investors 39

Performance Summary: Growth/Value Cycles

Value investing has delivered superior long-term returns in spite of underperforming cycles.

Growth vs. Value – Rolling Annualized 5 Year Relative Returns

12%

MSCI World Value Outperforms

MSCI World Growth Outperforms

10%

8%

6%

4%

2%

0%

-2%

-4%

-6%

-8%

Sep-85 Sep-88 Sep-91 Sep-94 Sep-97 Sep-00 Sep-03 Sep-06 Sep-09 Sep-12

Source: Factset

For Institutional Investors 40

Returns After Previous Periods of Underperformance

Our clients' patience has been rewarded following times when our style was out of favor.

Southeastern Periods of Underperformance/Outperformance



Longleaf Partners Fund
S&P 500
1990
-20.1%
-1.1%
39.2%
30.5%
104.9%
54.6%
184.7%
115.5%
5 Quarters ended 12/31/90
1 Year Later
3 Years Later
5 Years Later
2000
-6.5%
35.3%
27.0%
-21.7%
27.6%
-41.0%
84.2%
-18.9%
7 Quarters ended 3/31/00
1 Year Later
3 Years Later
5 Years Later
2008
-55.5%
-37.85%
53.6%
26.5%
75.9%
48.6%
6 Quarters ended 12/31/08
1 Year Later
3 Years Later
2011
-3.1%
-0.3%
24.9%
30.8%
6 Quarters ended 9/30/11
1 Year Later

Average Annual Returns at September 30, 2012

	1 Year	3 Year	5 Year	10 Year	Since Inception 04/08/87
Longleaf Partners Fund	24.92 %	10.71 %	-2.12 %	6.59 %	10.78 %
S&P 500	30.20	13.20	1.05	8.01	8.92

For institutional investors only. *Performance shown is cumulative and net of fees. Each period shown above was taken from one of four larger groups of periods during which both absolute and relative returns were negative. From each group of periods, a representative period with the largest combined absolute and relative negative returns with a duration of at least 5 quarters was chosen. Current circumstances may not be comparable.*

Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. ***Please call (800) 445-9469 or view southeasternasset.com for current performance or southeasternasset.com/mutual_fund_documents/prospectus for the Fund's Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Funds.*** *The annual expense ratio for the Longleaf Partners Fund is 0.91%. The risks associated with an investment in the Longleaf Partners Fund are detailed on page 2 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, and derivatives risk. Funds distributed by: Rafferty Capital Markets, LLC.*

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

For Institutional Investors

41

Flight to Certainty

Bond flows leaving discarded equities cheap for value buyers

Investors seeking a so-called safe haven have moved from equities to bonds, creating an attractive, long-term investment opportunity for business owners.

Total Net Flows

(01/01/08 to 08/31/12)

U.S. Stock Funds : $—293.9 Billion

U.S. Bond Funds : 969.9 Billion

Source: Morningstar Direct

For Institutional Investors

Flight to Certainty

Return on equity higher than return on lending

Risk aversion has pushed the equity risk premium to extreme levels.

Spread Between S&P 500 Forward Earnings Yield and 10-Year Treasury Yield

10%

09/30/12:

6.07% Positive Spread

8% Annualized Total Returns (%)

After 12/31/53 (8.62% Positive Spread)

1 YR 3 YR 5 YR

S&P 500 53.4 29.1 22.4 Annualized Total Returns (%)

6% After 12/31/78 (5.99% Positive Spread)

10 YR T-Note 3.3 -0.1 0.8

1 YR 3 YR 5 YR

4% S&P 500 20.5 14.9 17.7

10 YR T-Note 0.7 1.9 7.7

2%

0%

-2%

Positive Spread Negative Spread

-4%

1953 1956 1959 1962 1965 1968 1971 1974 1977 1980 1983 1986 1989 1992 1995 1998 2001 2004 2007 2010

• Price risk in the “safe havens”

• If bond yields revert to 50-year average, potential permanent loss of capital could be substantial upon sale

Sources: Yields and returns — Bloomberg LP, Federal Reserve, Ibbotson Associates Inc., and FactSet Research Systems Inc.; S&P earnings estimates — Sanford C. Bernstein & Co. LLC. Note: S&P forward earnings yield calculated using the next year’s actual earnings/year-end price. 12/31/11 and 9/30/12 earnings yields use 2012 and blended 2012-13 earnings estimates.

For Institutional Investors

Flight to Certainty - US

Equities showing significant undervaluation in "Value" vs. "Quality"

The spread between US "quality" stocks and US "value" stocks is close to the level reached in the financial crisis.

US valuation spreads for "quality" stocks and "value" stocks



Quality Valuation Spread
0.85
0.80
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
0.30
Value Valuation Spread
3.0
2.9
2.8
2.7
2.6
2.5
2.4
2.3
2.2
2.1
2.0
1.9
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Sep-08
Sep-09
Sep-10
Sep-11
Sep-12
Quality
Value
US Valuation Spreads
Current Percentiles
Value
Quality
Cheap
Expensive

Source: UBS Investment Research (Lancetti, Sebastian. Is the Value Rally Over? 17 September 2012, from UBS Investment Research European Equity Strategy - Thematic)
Notes: "Quality" is calculated using an equal-weighted combination of Return on Invested Capital, Gross Profit Margins, and Volatility (where high volatility equals low quality). "Value" is calculated using an equal-weighted combination of Earnings Yield, Book to Price Ratio, and Dividend Yield (all trailing). Within each category, companies are ranked based on the above factors within their respective GICS sectors, and the rank is divided by the number of companies in each sector to provide a company factor score. Valuation spreads are calculated as the median book-to-price ratio among the one-third of companies with the highest combined factor scores / median book-to-price ratio among the one-third of companies with the lowest combined factor scores. The percentile chart above shows the large difference between current (9/30/12) and historical valuation spreads since 9/30/02.

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds
For Institutional Investors
44

Flight to Certainty - Europe

Equities showing significant undervaluation in "Value" vs. "Quality"

The spread between European "quality" stocks and European "value" stocks is larger than the level reached in the financial crisis.

European valuation spreads for "quality" stocks and "value" stocks



European Valuation Spreads
Current Percentiles
100%
80%
60%
40%
20%
0%
Value
Quality
Quality Valuation Spread
0.80
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
0.30
Value Valuation Spread
3.6
3.4
3.2
3.0
2.8
2.6
2.4
2.2
2.0
1.8
1.6
Cheap
Expensive
Quality
Value
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Sep-08
Sep-09
Sep-10
Sep-11
Sep-12

Source: UBS Investment Research (Lancetti, Sebastian. Is the Value Rally Over? 17 September 2012, from UBS Investment Research European Equity Strategy - Thematic)
Notes: "Quality" is calculated using an equal-weighted combination of Return on Invested Capital, Gross Profit Margins, and Volatility (where high volatility equals low quality). "Value" is calculated using an equal-weighted combination of Earnings Yield, Book to Price Ratio, and Dividend Yield (all trailing). Within each category, companies are ranked based on the above factors within their respective GICS sectors, and the rank is divided by the number of companies in each sector to provide a company factor score. Valuation spreads are calculated as the median book-to-price ratio among the one-third of companies with the highest combined factor scores / median book-to-price ratio among the one-third of companies with the lowest combined factor scores. The percentile chart above shows the large difference between current (9/30/12) and historical valuation spreads since 9/30/02.

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds
For Institutional Investors
45

Case Studies

Before investing, view longleafpartners.com to carefully read the Prospectus or Summary Prospectus and consider the Funds’ investment objectives, risks, charges, and expenses.

Fund Ownership includes the following risks—stock market, investment selection, corporate ownership, non-diversification, non-US investment, small cap (particularly for the Small-Cap fund), focused geography, and derivatives—discussed in the Prospectus. Portfolio holdings discussed are subject to change.

Funds distributed by Rafferty Capital Markets, LLC.

Cement/Aggregates Industry

After large stock declines a year ago, our cement and aggregates investments are beginning to pay off.

Porter Model Analysis of Industry Strengths


Threat of Substitutes
LOW
No economically viable substitute for aggregates, cement, or concrete
Barriers to Entry
HIGH
Lengthy licensing and permitting (5-10 years)
High fixed costs
Rivalry: Localized oligopolies evoke rational pricing
Supplier Power: MODERATE
Price takers for energy, freight, and labor but costs passed to consumer
Buyer Power
LOW
No substitutes + High transportation costs protect local providers

Strong stock performance in 2012 driven by:

- Anticipated U.S. housing recovery
- U.S. Transportation Bill
- Ongoing cost cutting
- Better pricing
- Balance sheet improvements

Significant opportunity remains:

- Oligopoly: pricing power and few threats
- Large upside with key profit drivers at depressed levels
- Additional upside in an economic recovery

Our investments are well positioned financially and operationally:

- CEMEX, Lafarge, Martin Marietta, Texas Industries, and Vulcan Materials
- Recent transactions priced above our per ton appraisal assumptions

For institutional investors only. *Securities named comprised the following portfolio weightings at 9/30/12: Longleaf Partners Fund—CEMEX 5.0%, Vulcan 5.9%; Longleaf Partners Small Cap Fund—Martin Marietta 4.7%, Texas Industries 8.8%; Longleaf Partners International Fund –Cemex 7.3%, Lafarge 6.8%.Discussion of particular investments should not be viewed as a recommendation to buy or sell any security or invest in any particular industry. Transactions in the last eighteen months for US cement plants have been at a price higher than that assumed in Southeastern appraisals on a USD per ton basis.*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

49

CEMEX (CX)

Good Business – Global leader in oligopolistic cement industry

Overview

• 3rd largest cement producer in the world

• Leading supplier of aggregates and ready-mix concrete

• Geographically diverse

Geographic Diversification

Competitive Advantage

Local/regional oligopolies protect % of Appraisal Value By Geography • pricing

• High barriers to entry

• Few substitutes

Good People – Owner-operator focused on shareholder value

• Lorenzo Zambrano, CEO, significant family owner

• Cost and debt reduction through economic dow

? Successfully managed debt wall in 2009 and 2012? Preserved shareholder value using capped calls w? $1 bln in planned asset sales by March 2013 ? $250 million in cost cutting for 2012 ? $400 million in recurring cost savings by 2014

Updated October 15, 2012

CEMEX (CX)

Good Price -- Price to value mid-60s%

Appraisal

- No current operating income from U.S.
- Appraisal Assumes:
  - Mid-single digit growth in Mexico and South America
  - U.S. EBITDA recovers to 65% of 2006 peak by 2019
  - Per ton cement value below recent transactions

Why the stock is cheap

- Uncertainty over U.S. construction recovery and global economy
- Vulnerability to infrastructure and construction spending cycles

Southeastern's View – Managing short-term challenges: large upside with global growth

- Mexico & South America growing
- Debt restructuring addressed 2014 maturities
- Substantial operating leverage when U.S., Europe, and Egypt recover
- Global need for infrastructure and housing

Managing the Debt

As of June 30, 2012, CEMEX faced substantial near-term debt maturities...



$ Billions
10.0
8.0
6.0
4.0
2.0
0.0
0.1
0.6
7.4
1.4
2.6
0.7
2.2
0.9
1.4
2012
2013
2014
2015
2016
2017
2018
2019
>2020

... Now, the debt has been restructured and the pro-forma maturity schedule is less daunting



$ Billions
10.0
8.0
6.0
4.0
2.0
0.0
0.1
0.1
1.2
1.4
3.1
4.8
2.7
0.9
2.9
2012
2013
2014
2015
2016
2017
2018
2019
>2020

Source: Company filings, Southeastern Estimates

For institutional investors only. *Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V) is a calculation that compares the price of a stock to Southeastern's appraisal of the company's intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. CEMEX represented 5.0% of the Longleaf Partners Fund and 7.3% of the Longleaf Partners International Fund at September 30, 2012.*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

51

Updated October 15, 2012

Lafarge (LG-FR)

Good Business – Global leader in oligopolistic cement industry with substantial emerging markets exposure

Overview Geographic Diversification

• World leader in building materials % of Appraisal Value By Geography

? #1 in cement; #2 in aggregates; #4 in concrete

• Geographically diverse

Competitive Advantage

• Local/regional oligopolies protect pricing

• High barriers to entry

• Few substitutes

Good People – Owner/operators who have built shareholder value

• Bruno Lafont, CEO

? Transformed business by focusing on cement aggregates in emerging markets ? Exited non-core positions and sold gypsum in 2011 ? Reduced costs by moving plants to emerging markets

? Lowered debt through divestures, reduced dividends, and limited expansion cap-ex

• Vested, independent board: Nassef Sawiris (20%); Groupe Bruxelles Lambert executives (21%)

Updated October 15, 2012

Lafarge (LG-FR)

Good Price — Price to value low-70s%

Appraisal Assumes

• Continued growth in emerging markets

• Modest growth in developed markets over time

• Per ton cement values below recent transactions

Why the stock is cheap

• Headquarters in Europe—recession

• Operations in the Middle East— turmoil

• Concerns over the global construction and housing slowdown

Southeastern’s View – Emerging markets growing and eventual developed market recovery

• 70% of value in emerging markets

• Longer term construction demand with economic growth

For institutional investors only. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value

(P/V) is a calculation that compares the price of a stock to Southeastern’s appraisal of the company’s intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Lafarge represented 6.8% of the Longleaf Partners International Fund at September 30, 2012.

Updated October 15, 2012

Chesapeake Update – 3Q 2012

With oversight from the vested new board, CHK is strengthening the balance sheet and managing expenses.

- Stock up 39%[1] since the 52 week low on 5/17/12
- Transformed governance
  - 6 of 9 board members new[2]
  - Independent chair
  - Revamped CEO and Board compensation
- New board engaged and actively buying stock

	Total # of Shares Owned[3]	Value of Shares at 9/30/12
Lou Simpson[2]	538,101	$10,153,966
Archie Dunham	329,597	6,219,495
Frederic Poses	264,106	4,983,680
Brad Martin	68,206	1,287,047
Bob Alexander	13,456	253,915
Vincent Intrieri	13,206	249,197

- Announced asset sales of $6.9 billion in Q3
  - At ~85% of 2012 asset sales target of $13-14 B
  - Target debt reduction of $4 B in 2012
- Reducing costs and controlling discretionary cap-ex in 2013

Chesapeake Asset Sales



$6.9 B
$13-14 B
Non-Core Assets $2.7B
Midstream Assets $2.0B
Noncore Sales $0.6 B
Mid Stream Assets $3.0B
Permian Basin Assets $3.3 B
Planned Asset Sales $1.4-2.4B
YTD Asset Sales $11.6B
Q2 Asset Sales
Q3 Asset Sales
2012 Asset Sales

1 Prices as of 9/30/2012
2 Southeastern facilitated Lou Simpson's board nomination in June 2011
3 Source: Factset – based on filings as of 9/20/12

For institutional investors only. *Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Chesapeake Energy represented 7.6% of the Longleaf Partners Fund at September 30, 2012.*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

54

Updated September 30, 2012

Chesapeake Energy Corp. (CHK)

Good Business –2nd largest U.S. producer of natural gas with growing oil and liquids Chesapeake’s Current Areas of Operation production (approximately 20% of units and >50% of revenues)

• Leading position in 3 top gas plays and 4 top liquids plays

• Low cost position due to land acquisition competitive edge

Good People – CEO built substantial shareholder value; 2012 board transformation

• Since 2008, added significant value by monetizing assets

• Since 2006, added $8.7B to value through net hedging gains

• Improved governance to best in class: ? Independent chair

Source: Sept 2012 ? Lower board pay Investor Presentation

? New, heavily vested directors

? Ending Founders Well Participation Program (FWPP) early

Updated September 30, 2012

Chesapeake Energy Corp. (CHK)

Chesapeake ENERGY

Good Price – Price to value below 50%

- Stock price implies gas prices below futures strip for proven wells and zero value for unproven reserves
- Our appraisal assumes:
  - Futures strip prices for natural gas (from ~$3.00 current spot to over $5.00 in 8 years)
  - Remove reserves related to VPP commitments ("off balance sheet liabilities")
  - No credit for future supply/demand shift improvements

Why the stock is Cheap

- Low natural gas prices
- 2012 funding needs and 2013 spending plan
- Controversy around Aubrey McClendon

Southeastern's View – Best energy assets, unprecedented governance, large upside in long-term demand

- Governance resolved with board changes
- Asset sales of $11.6 B YTD with plans for $1-3 B more in 2012
- 2013 EBITDA should cover maintenance cap-ex and interest expense
- Upside if gas moves north of current pricing

For institutional investors only. *Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V) is a calculation that compares the price of a stock to Southeastern's appraisal of the company's intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Chesapeake Energy represented 7.6% of the Longleaf Partners Fund at September 30, 2012.*

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

56

Updated September 30, 2012

Dell Update – 3Q 2012

While PCs declined faster than anticipated, the profitable and growing solutions business gained ground, keeping our long-term investment case intact.

- Steep decline in End User Computing (EUC)
  - Notebook revenues down 19% / Desktops down 9%
  - Lower demand and pricing in Emerging Markets
  - Slow commercial sales ahead of Windows 8 release
  - PC Margins held up in spite of unit drop
- Strength in Enterprise Solutions and Services (ESS)
  - Double-digit server and networking growth
  - Servers gained share
  - Organic legacy business growth (without acquisitions)
  - Higher gross margins with shift to ESS
  - Additional acquisition (Quest) to enhance offerings
- Significant discount to Growing ESS Business Value
  - Low $20's appraisal if EUC worth $0; Stock at $9.86
  - Operating business sells for 3.4x adjusted Free Cash flow
  - Repurchased $400 million in 3Q

Dell Revenue Transformation



End User Computing Revenue
In Billions
$43.9
$43.5
$38.8
CY 10
CY 11
CY 12E
Est CAGR -6.0%



Enterprise Solutions and Services Revenue
In Billions
$17.6
$18.6
$19.4
CY 10
CY 11
CY 12E
Est CAGR 5.0%

Source: Company filings, Southeastern Estimates

For institutional investors only. *Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Dell represented 5.0% of the Longleaf Partners Fund at September 30, 2012.*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

57

Updated September 30, 2012

Dell, Inc. (DELL)

Dell Transformation

Good Business – Growing, higher-margin

commercial solutions Historic Operating Income Mix

Overview 100%

47 % Enterprise

• Transforming to enterprise solutions 47% 56%

50% Servers,

? High margin & strong growth—Servers, Storage, Storage, and

Services

Services Segm ents? Low margin & declining demand—Notebooks, Desktops, Software/Peripherals Desktops,

Notebooks,

• Primarily corporate and public customer base 53% and

53% 44%

50% Software &

• High-teens return on capital Peripherals

Competitive Advantage

• Direct global commercial customer relationships CY 09 CY 10 CY 11 CY 12E coupled with engineering expertise and hardware Estimated Revenue and Operating Income by Customer Unit

scale/distribution

• Expertise in services for government and health care 100% 100%

16% 2%

35% Con sumer 26% Sm all &

Good People – Owner-operator builds value/share Medium Business

• Michael Dell, CEO, owns over 15% and adding 28% Pu blic

27%

• Buying discounted shares at 7% annualized rate

La rge Enterprise

• Initiated 3% cash dividend 31% 35%

• Accretive acquisitions expand solutions business

Revenue Operating Income

CY2012E

Source: Company filings, Southeastern Estimates

Updated August 31, 2012

Dell (DELL)

Good Price – Price to value below 50%

Appraisal

- Adjusted forward P/E of 3.7x implies entire company in decline
- Our appraisal assumes:
  - Minimal enterprise improvement for remainder of 2012
  - No value for declining PCs
  - Consumer business worth $0

Why the stock is Cheap

- Mobility and cloud rapidly replacing PC and notebook demand
- Apple dominance in consumer market
- Weak global economy slowing commercial demand
- Net cash and Dell Financial Services (DFS) values not reflected in EPS

Southeastern's View – Good partners; Advantage in enterprise solutions builds long-term value

- Mobility and cloud speed migration to enterprise solutions
- Purchasing scale in hardware
- Direct distribution and engineering support for high-return, solutions-related acquisitions
- Value growth > revenue growth with mix change and reinvested cash

Market Valuation

Enterprise Value Per Share

Current Market Price			$	10.59
(less)	Net Cash			3.25
	Cash	7.68		
	Debt	(4.43)		
Enterprise Value			$	7.34

Free Cash Flow

	Per Share	Adjusted P/E (EV/FCF)	FCF Yield (FCF/EV)
CY2012E	$2.00	3.7X	27.2%

Source: Company filings, Southeastern Estimates

For institutional investors only. *Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V) is a calculation that compares the price of a stock to Southeastern's appraisal of the company's intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Dell represented 5.0% of the Longleaf Partners Fund and -2.3% of the Longleaf Partners International Fund at September 30, 2012.*

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

59

Updated August 31, 2012

ACS Group (ACS – SM)

Good Business – Diverse global business with scale

Overview

• Among largest global infrastructure engineering firms

• Operating Segments: Construction, Industrial Services, Environmental

• Public Investments:

? Hochtief (HOT = 49% stake)– Global construction and concession operator

? Iberdrola (IBE = 6% stake)– World’s largest renewable energy producer & Spain’s largest utility

• Concession assets

Competitive Advantage

• Global scale and project expertise Sum of the Parts Valuation

• Experience in ultra-large projects

As a % of Southeastern’s Appraisal

Good People – large inside ownership; solid

capital allocation Industrial Services

• Florentino Perez, CEO, owns 12.5%

• Board holds additional 30% Hochtief Operating Segments 37%

Concession Assets Stake

• Bought back 7.5% of the company in 2011 Public Investments 22%

Iberdrola Assets Held For Sale 25%

• Opportunistically monetized non-core assets Assets Held Stake Concession Assets 16%

For Sale

Updated August 31, 2012

ACS Group (ACS – SM)

ACS
ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS

Good Price – Price-to-Value Ratio mid-60s%

Appraisal

- Assumes
  - Decline in Spanish revenues & value through 2013

Why the stock is cheap

- Proxy for shorting Spain
- Broader economic fears about Europe and Spain
- Amount of total net debt
- Uncertainty around IBE stake

Southeastern's View – Severely discounted, quality assets overseen by good partners

- Over 40% operating segment sales outside of Spain
- 80% construction business in civil works
- Highly sought, stable, recurring revenue in industrial maintenance, environmental services, and concession contracts

ACS Debt at 6/30/12

Gross Debt	€ 15.5 Billion
Less Cash	*6.9*
Net Debt	€ 8.6 Billion

Hochtief Debt	IBE Debt	Corp Debt
€ 1.8 Billion	€ 2.2 Billion	€ 4.6 Billion
(Equity Stakes of HOT & IBE worth € 3.3 Billion at the market on 8/31/12)		Less HOT SPV Debt € 1.5 Billion

Net Debt From Ops: € 3.1 Billion

Adjusting for Held for Sale (HFS) Assets

	Debt	Operating Cash Flow
From Operations	€ 3.1 Billion	€ 1.1 Billion
Adjusting for HFS Assets	2.7	0.3
Total	**€ 5.8 Billion**	**€ 1.4 Billion**

Net Debt to OCF Ratios:	w/o HFS	w/HFS
	2.8X	4.1X

Source: Southeastern Appraisal Estimates; company filings

NOTE: HFS adjustment excludes assets in the sale process

For institutional investors only. *Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V) is a calculation that compares the price of a stock to Southeastern's appraisal of the company's intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. ACS Group represented 6.3% of the Longleaf Partners International Fund at September 30, 2012.*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

61

Updated August 31, 2012

HRT Participacoes (HRTP3—BR)

– HRT Brazilian & Namibian Blocks

Good Business Unique assets near producing wells

Overview

• Oil & gas exploration & production: 21 Brazilian Blocks and 12 Namibian Blocks

• Brazil Solimoes onshore (JV with TNK-BP) ? Oil and gas producing region

• Largest Namibia offshore acreage; secured rig to drill

Competitive Advantage

• Technical expertise and operational experience

• Government resistance to outsiders in Brazil resources

Good People – Vested owners with strong Brazilian and industry expertise

• Monetized 45% Solimoes for $1B from TNK-BP

• 25+ years geological and drilling expertise in Brazil

• >50% historic drilling success rate vs. 30% industry average

Updated August 31, 2012

HRT Participacoes (HRTP3 - BR)

HRT

Good Price - Price-to-Value low-20s%

Appraisal

- Assumes:
  - Solimoes carried at price TNK-BP paid for 45% stake
  - Namibian certified reserves at $0.10/barrel
  - Market price ≈ cash; get acreage for free

Why the stock is cheap

- Poor communication and disappointing execution
- Drilling results indicate higher cost and time to extract oil
- No cash flow for several years

Southeastern's View – Deeply discounted, high probability acreage with management expertise

- Management reducing cash burn and exploring farm outs
- Current cash funds 2 years without production or asset sales
- Upside of $5 B in incentive fees in Brazil from TNK-BP
- Upside in Namibian acreage with increasing attention from majors


How Cheap Is HRT?
Real Per Share
Cash
R$5.16
Solimoes Value
R$8.67
(based on TNK-BP Price for 45% stake)
Namibian Value
R$4.37
(D&M certified resources at $0.10/boe)
Stock Price
R$4.65
Our Low Appraisal Value
~R$18.70
Source: Southeastern estimates

For institutional investors only. *Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V) is a calculation that compares the price of a stock to Southeastern's appraisal of the company's intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. HRT Participacoes represented 1.2% of the Longleaf Partners International Fund at September 30, 2012.*

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

63

Updated August 31, 2012

Level 3 Communications (LVLT)

Global Internet Trends

Good Business – Vast, irreplaceable network; rapidly Global internet traffic is forecast to grow at 29% CAGR growing utilization

from 2011 to 2016

Overview

Exabytes per Month —

• Among world’s largest internet backbones An exabyte is 1

billion gigabytes 109

• Spans 45 countries, 3 continents, 450 cities 94

• Unique combination of long-haul and metro routes 77

Business

? 100,000 miles intercity ; 30,000 miles metropolitan 59

Consumer

Bandwidth demand rapidly growing 44

• 31

Competitive Advantage

• Impossible to replicate metro assets

Low-cost network in haul 2011 2012 2013 2014 2015 2016 • long

Source: Cisco Visual Networking Index Global IP Traffic Forecast, 2011-2016

• Global network coverage (May 30, 2012)

Level 3’s global network can service that growth

Good People – Deep industry experience and technical expertise

• Jeff Storey, President and COO – meeting sales targets

• Mike Glenn – FDX – appointed to the board

• Temasek Holdings – owns 25% and holds 3 board seats

Source: Level 3 Communications

Updated October 2, 2012

Level 3 Communications (LVLT)

Good Price – Price to value below 50% Credit Profile Pre and Post GLBC Appraisal

Level 3 Communications

• Assumes: 2011 Credit Profile

5% revenue this year/7% ? growth average over 8 years

Reported Debt $ 8,450 Million

Why the stock is cheap (Less Cash) 918 Million

• No direct comps to properly value assets Net Debt $ 7,532 Million

• Historic debt levels

• EBITDA multiple in line with industry but ignores 2011 Adjusted EBITDA* ex-Acquisition Costs

LVLT’s lower required capex and tax advantage Level 3 (Standalone) $ 961 Million LVLT/GLBC (Pro-Forma) $ 1,303 Million

Southeastern’s View – Industry consolidation;

Net Debt to EBITDA Coverage Ratios

growing demand; high contribution margins

• Consolidation improves pricing, highlights asset values LVLT LVLT

• Surge in video, cloud, mobile accelerates demand Pre-GLBC Post-LBC

• Acquisition of GLBC: 7.8X 5.8X

? Debt coverage ratios no longer an issue Source: Company filings ? Foothold in Latin America; stronger foothold in UK

*Adjusted EBITDA is defined by LVLT as net income (loss) from the Consolidated ? Cost savings of $300 million Statements of Operations before income taxes, total other income (expense), non-cash impairment charges, depreciation and amortization, non-cash stock ? Sales expertise added compensation expense, and discontinued operations.

For institutional investors only. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V) is a calculation that compares the price of a stock to Southeastern’s appraisal of the company’s intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Level 3 Communications represented 4.3% of the Longleaf Partners Fund and 4.2% of the Longleaf Partners Small Cap Fund at September 30, 2012.

Updated October 2, 2012

Volatility = Opportunity for Southeastern: Disney

Southeastern follows Ben Graham’s three main investment tenets described in the Intelligent Investor.

1)	Buying stock represents owning a percentage interest in a business that usually has an appraisable and growing value.

2)	Mr. Market in the short run acts as an emotional voting machine and inefficiently prices businesses. Over time, Mr. Market behaves as a “weighing machine,” reflecting corporate values.

3)	Be disciplined and wait for Mr. Market to provide a company at a significant discount from its value. The discount should secure a large margin of safety of value over price to help protect principal and provide a profitable return.

Over nearly four decades, Southeastern has honed net asset,

discounted free cash flow, and comparable sales appraisal methodologies to guide our decision-making and provide objectivity when crowds are emotional.

Disney: a long-term, appraisal-based investment

Over the last 12 years Southeastern has plotted our appraisal of Disney’s corporate value against the stock’s price and found investment opportunities.

Our Disney appraisal adds the values for each segment - ESPN, cable networks, theme parks, licensing, studios, and TV/radio stations - using cash flow projections and multiples warranted by their individual competitive strength.

Southeastern Ownership History of Disney (DIS)

12/1999 to 6/2001

DIS traded for significantly more than its value, sold off and stabilized near our appraisal.

9/20/2001 to 11/12/2001

After 9-11-2001, DIS dropped by half to 60% of appraisal. We bought while many predicted visitors would never return to theme parks and as the largest shareholder sold to meet a margin call.

6/20/2002 to 8/7/2002

In the recession of 2002, we added to DIS when it fell to 50% of intrinsic value. Many criticized our position based on recent actions by CEO Michael Eisner. Over the next four years, DIS doubled as it rose roughly in lock step with its value.

4/23/2009 to 4/29/2009

After the bear market of 2008, we made DIS one of our largest investments when it declined to 45% of our reduced appraisal.

8/20/2011

After a strong rally, DIS fell back to 60% of appraisal, and we reloaded as value continued to build.

Note: Represents DIS trades within Longleaf Partners Fund. Included are periods when a buy decision resulted in a 15% (or more) increase in our DIS position. These periods represent 80% of the total shares traded in Longleaf Partners Fund during the period 9/20/01 to 9/30/12. Price reflects average execution price during highlighted periods.

For institutional investors only. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. For investors or prospective investors in the Longleaf Partners Funds: The one, five, ten and since inception (4/8/87) returns for the Longleaf Partners Fund as of September 30, 2012 are: 24.92%,-2.12%, 6.59% and 10.78%. Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/mutual_fund_documents/prospectus for the Funds’ Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expenses of the Funds. The risks associated with an investment in the Longleaf Partners Funds are detailed on pages 15 to 17 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small cap risk (particularly with respect to the Small-Cap Fund), focused geographic risk, and derivatives risk. The annual expense ratio of the Longleaf Partners Fund is 0.91%. Funds Distributed by: Rafferty Capital Markets, LLC. DIS represented 4.2% of the Longleaf Partners Fund at September 30, 2012.

Volatility = Opportunity for Southeastern: Ferrovial

Southeastern follows Ben Graham’s three main investment tenets described in the Intelligent Investor.

1)	Buying stock represents owning a percentage interest in a business that usually has an appraisable and growing value.

4)	Mr. Market in the short run acts as an emotional voting machine and inefficiently prices businesses. Over time, Mr. Market behaves as a “weighing machine,” reflecting corporate values.

5)	Be disciplined and wait for Mr. Market to provide a company at a significant discount from its value. The discount should secure a large margin of safety of value over price to help protect principal and provide a profitable return.

Over nearly four decades, Southeastern has honed net asset, discounted free cash flow, and comparable sales appraisal methodologies to guide our decision-making and provide objectivity when crowds are emotional.

Ferrovial: a recent appraisal-based investment.

Since our mid-2011 investment, our appraisal has grown slightly, while stock price has fluctuated with macro concerns.

This Spanish company owns major portions of dominant infrastructure assets- London’s Heathrow Airport (through BAA) and the ETR-407 toll road in Toronto – as well as several operating businesses. CEO Rafael del Pino’s family founded the company, owns 45%, and has built value. Sales of 10% of the 407 and 16% of BAA were at substantial premiums to our appraisal and the stock’s market multiple. Debt is non-recourse held against the concession assets, and the holding company has net cash. Over 80% of assets are outside Spain and the Eurozone.

Southeastern Ownership History of Ferrovial (FER)

07/2011 to 08/2011

We initiated a position at just over 4% weight.

04/2012

We added amid renewed market macro worries over Spain. Value held steady with better-than-expected operating results, asset sales at a premiums to our appraisal, and a dividend that returned capital to shareholders.

For institutional investors only. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. For investors or prospective investors in the Longleaf Partners Funds: Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/mutual_fund_documents/prospectus for the Funds’ Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expenses of the Funds. The risks associated with an investment in the Longleaf Partners Funds are detailed on pages 15 to 17 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small cap risk (particularly with respect to the Small-Cap Fund), focused geographic risk, and derivatives risk. Funds Distributed by: Rafferty Capital Markets, LLC.